P.E. 2/1/02

CONFORMED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K (i) a copy of a notice filed with KOSDAQ and the Financial Supervisory Commission of Korea on February 15, 2002, relating to the holding of a board meeting to discuss and approve a planned issuance of US$100,000,000 bonds with warrants, and (ii) an English translation of such notice.

조회공시

【외자유치설의 사실여부 및 구체적인 진행사항 관련 조회공시】

당사는 8월중 해외 신주인수권부사채 1억불 발행에 대해 이사회를 개최하여 확정할 예정이며 해외 신주인수권부사채 발행에 대한 이사회 결정 시 지체없이 공시하겠습니다.

하나로통신주식회사 공시책임자 부사장 조 동성

English Translation

CORPORATE DISCLOSURE UPON REQUEST

Hanaro Telecom, Inc. announces that the company will hold a board meeting within February 2002 to discuss and approve the issuance of US$100,000,000 bonds with warrants. Final resolutions of the meeting regarding the planned issuance of US$100,000,000 bonds with warrants will be promptly announced.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: February 15, 2002

By: /s/ Kyu June Hwang
Name: Kyu June Hwang
Title: Managing Director